Northern Genesis Acquisition Corp. III

4801 Main Street,

Suite 1000

Kansas City, MO 64112

March 22, 2021

VIA EDGAR

Mr. Kevin Dougherty

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Genesis Acquisition Corp. III

Registration Statement on Form S-1

File No. 333-253234

Dear Mr. Dougherty:

On March 18, 2021, Northern Genesis Acquisition Corp. III (the “Company”) submitted an acceleration request letter (the “Company Acceleration Request Letter”) that requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully withdraw, with immediate effect, the Company Acceleration Request.

Please contact Rebecca C. Taylor, of Husch Blackwell LLP, special counsel to the Company, at (423) 755-2662, if you have any questions regarding this letter.

Very truly yours,

NORTHERN GENESIS ACQUISITION CORP. III

By:	/s/ Ian Robertson
Name: Title:	Ian Robertson Chief Executive Officer